UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

National Western Life Group, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

638517102

(CUSIP Number)

MICHAEL GORZYNSKI

595 Madison Avenue, 30th Floor

New York, NY 10022

(646) 274-9610

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 10, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 638517102

1	NAME OF REPORTING PERSON

Percy Rockdale LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 638517102

1	NAME OF REPORTING PERSON

Continental General Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		244,019
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

244,019
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

244,019
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

IC

3

CUSIP No. 638517102

1	NAME OF REPORTING PERSON

Continental Insurance Group, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		244,019
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

244,019
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

244,019
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP No. 638517102

1	NAME OF REPORTING PERSON

Continental General Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		244,019
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

244,019
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

244,019
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 638517102

1	NAME OF REPORTING PERSON

Michael Gorzynski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		253,019
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

253,019
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

253,019
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 638517102

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares directly owned by Percy Rockdale were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 9,000 Shares directly owned by Percy Rockdale is approximately $2,834,310, including brokerage commissions.

The Shares directly owned by CGIC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 244,019 Shares directly owned by CGIC is approximately $69,389,660, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

As of August 18, 2023, the Reporting Persons no longer hold securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the Reporting Persons are filing this Amendment No. 1 to reflect certain changes since the filing of the Schedule 13D and intend to file a Schedule 13G substantially concurrently with the filing of this Amendment No. 1 pursuant to Rule 13d-1(c) of the Exchange Act in accordance with Rule 13d-1(h) of the Exchange Act.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

(a)                – (b) The aggregate percentage of shares of Common Stock for the Reporting Persons reported herein is based upon 3,436,020 Shares outstanding, which is the total number of Shares outstanding as of August 7, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2023.

As of the date hereof, Percy Rockdale beneficially owned 9,000 Shares, constituting less than 1% of the Shares outstanding. By virtue of his relationships with Percy Rockdale, as discussed in further detail in Item 2, Mr. Gorzynski may be deemed to beneficially own the Shares beneficially owned by Percy Rockdale. Percy Rockdale and Mr. Gorzynski have shared voting and dispositive power over the Shares directly held by Percy Rockdale.

As of the date hereof, CGIC may be deemed to beneficially own 244,019 Shares constituting approximately 7.1% of the Shares outstanding. By virtue of its relationship with CGIC discussed in further detail in Item 2, CIG may be deemed the beneficial owner of the Shares beneficially owned by CGIC. By virtue of its relationship with CIG discussed in further detail in Item 2, CGH may be deemed the beneficial owner of the Shares beneficially owned by CGIC. By virtue of his relationship with CGH discussed in further detail in Item 2, Mr. Gorzynski may be deemed the beneficial owner of the Shares beneficially owned by CGIC. CGH, CIG, CGIC and Mr. Gorzynski have shared voting and dispositive power over the Shares directly held by CGIC.

7

CUSIP No. 638517102

(c)       Except as set forth on Schedule B hereto, the Reporting Persons have not entered into any transactions in the Shares during the past sixty days.

As of the date hereof, the Reporting Persons beneficially own an aggregate of 253,019 Shares, constituting approximately 7.4% of the outstanding Shares. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

8

CUSIP No. 638517102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2023

Percy Rockdale LLC

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Sole Director

Continental General Insurance Company

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Executive Chairman

Continental Insurance Group, Ltd.

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Chairman & President

Continental General Holdings LLC

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Manager

/s/ Michael Gorzynski
Michael Gorzynski

9

CUSIP No. 638517102

SCHEDULE B

Transactions in the Securities of the Issuer During the Past 60 Days

Date	Security	Amount of Shs. Bought/(Sold)	Approx. price ($) per Share

PERCY ROCKDALE LLC

07/25/23	Common Stock	1,000	413.4344
08/07/23	Common Stock	1,000	436.4954
08/09/23	Common Stock	1,000	447.0000

CONTINENTAL GENERAL INSURANCE COMPANY

06/27/23	Common Stock	1,563	378.0206
06/28/23	Common Stock	736	388.9900
07/11/23	Common Stock	57	410.6000
07/12/23	Common Stock	4,311	414.6837
07/13/23	Common Stock	1,523	419.2148
07/14/23	Common Stock	916	420.0000
07/17/23	Common Stock	130	418.9000
07/27/23	Common Stock	5,513	414.0865
07/27/23	Common Stock	685	416.3000
08/01/23	Common Stock	1,964	422.5553
08/10/23	Common Stock	5,795	449.6423
08/14/23	Common Stock	103	450.7900
08/15/23	Common Stock	4,762	453.1695
08/16/23	Common Stock	3,261	457.9320
08/17/23	Common Stock	3,000	456.0000
08/17/23	Common Stock	3,000	450.1475
08/18/23	Common Stock	6,055	449.4700